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KENNETH J. ROLLINS
(858) 550-6136
krollins@cooley.com

February 21, 2008

Kristen Lochhead
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mailstop 6010
100 F Street, NE
Washington, D.C. 20549

Re:
CardioNet, Inc. (the "Company")
Registration Statement on Form S-1 (File No. 333-145547)

Dear Ms. Lochhead:

        Reference is made to your request on February 20, 2008 for the following information from the Company in connection with Amendment No. 4 ("Amendment No. 4") to the Company's Registration Statement on Form S-1 originally filed with the Securities and Exchange Commission (the "Commission") on August 17, 2007:

          (i)  An analysis regarding how the Company determined that the fair market value per share of the Company's Common Stock as of November 16, 2007 and November 30, 2007 was equal to $4.75 per share after taking into account that the Company's underwriters had indicated to the Company as of such dates that the anticipated offering range of the Company's Common Stock in the anticipated initial public offering was expected to be between $9.00 and $11.00 per share; and

         (ii)  A summary of additional options granted by the Company subsequent to November 30, 2007.

        As set forth in the Company's letter to the Commission dated as of November 9, 2007, the Company utilizes the probability weighted expected return ("PWER") valuation model to determine the fair market value of the Company's Common Stock as of any particular date. The difference between the fair market value of the Company's Common Stock as determined by the Company and the anticipated offering range in the initial public offering resulted from the Company's application of the PWER valuation model in determining the value of its Common Stock. Under the PWER method, the value of the Company's Common Stock was estimated based upon an analysis of future values for the enterprise assuming various potential future outcomes. In the Company's situation, the future outcomes included three alternatives: (1) the Company becoming a public company (the "Public Company Alternative"), (2) the Company being acquired (the "M&A Alternative") and (3) the Company remaining a private company (the "Remains Private Alternative").

        As of November 16, 2007 and November 30, 2007, the Company determined, based on its evaluation of market conditions, conversations with investment bankers and other advisors, and an assessment of the internal readiness and ongoing business prospects available to the Company, that (i) the Public Company Alternative was weighted at a 50% likelihood to occur, (ii) the M&A Alternative was weighted at a 15% likelihood to occur and (iii) the Remains Private Alternative was weighted at a 35% likelihood to occur. As of November 16, 2007 and November 30, 2007, the Company determined (using a weighted combination of a discounted cash flow valuation of expected future income, an analysis of the market value of comparable companies and preliminary indications from the Company's underwriters that the expected price in the Company's initial public offering was from $9.00 to $11.00 per share) that the valuation of its Common Stock in the event of an initial public offering was $9.24 per share. The Company also believed that an initial public offering would most likely occur at the end of the first quarter or at the end of the second quarter of 2008. Therefore, the probable initial public offering valuation was discounted to $7.98 per share using a discount rate of 25% per annum calculated between the time of the valuation and the time of the anticipated initial public offering. The Company calculated the M&A Alternative by starting with the same enterprise value that was used to calculate the value of the Public Company Alternative, and by taking into account the liquidation preferences that would be payable to the holders of the Company's Preferred Stock in the event of a sale of the Company, resulting in a valuation of $5.02 per share for the Common Stock of the Company. The resulting amount was discounted to $5.00 per share using a discount rate calculated between the time of the valuation and the time of the anticipated initial public offering. The Company calculated the Remains Private Alternative by beginning with an enterprise value based on the present value of the Company's future net cash flows. The Company then took into account the liquidation preferences that would be payable to the holders of the Company's Preferred Stock in the event of a sale of the Company. The resulting amount was $0.00 per share for the Company's Common Stock. By applying the valuation, weighting and timing assumptions described above the Company determined that the fair market value per share of its Common Stock as of November 16, 2007 and November 30, 2007 was $4.75 per share.

        The Company granted additional stock options on January 24, 2008 and February 15, 2008 with an exercise price of $5.05 per share. In determining the fair market value of the Company's Common Stock as of such dates, the Company determined that the respective probability weightings of the Public Company Alternative, M&A Alternative and Remains Private Alternative remained unchanged from the respective weightings as of November 2007. The Company continued to believe at that time that an initial public offering would most likely occur at the end of the first quarter or end of the second quarter of 2008. The Company determined (based on the discounted income and market comparison analyses described above and continuing indications from its underwriters that the probable range of initial public offering prices was from $9.00 to $11.00 per share) that the probable valuation for its Common Stock in an initial public offering was $8.89 per share. This was higher than the valuation determined from November 2007 largely due to better than expected fourth quarter 2007 results. Because of the closer proximity of the anticipated initial public offering and decreases in market discount rates applied, the expected initial public offering valuation was discounted less than it was in November 2007 to arrive at a value for the Public Company Alternative in January and February 2008 of $8.16 per share. The M&A Alternative was determined to provide a valuation of $6.47 per share for the Common Stock of the Company, which was an increase from the November 2007 valuation reflecting the closer proximity to an assumed timing of an M&A transaction and a decrease in market discount rates. The Remains Private Alternative was determined to provide a valuation of the Company's Common Stock of $0.00 per share, which was the same valuation determined for this alternative in November 2007. By applying the valuation, weighting and timing assumptions described above the Company determined that the fair market value per share of its Common Stock as of January 24, 2008 and February 15, 2008 was $5.05 per share.

        Subsequent to the Company's determinations of the fair market value of its Common Stock in January and February 2008, the Company's underwriters have advised the Company that they currently expect the anticipated initial public offering price to be between $10.00 and $13.00 per share. The Company believes that the increased estimates by the Company's underwriters of the initial public offering price reflects in part the Company's continued strong financial performance and the underwriters' increased understanding of the Company's business and prospects. As of November 2007, January 2008 and February 2008 the Company had not been advised by the underwriters of the increase in the anticipated initial public offering price. As a result, that price expectation was not taken into account in determining the fair market value of the Company's Common Stock as of November 2007, January 2008 and February 2008.

        The Company supplementally confirms that it has not granted any options to purchase shares of its Common Stock since February 15, 2008. However, the Company intends to continue to grant options in the ordinary course of its operations, and expects that on each option grant date the Company will continue to use the same PWER model described above to determine the appropriate fair market value of shares of its Common Stock.

        Please advise us if we can provide any further information or assistance to facilitate your review of Amendment No. 4. Please direct any further comments or requests regarding Amendment No. 4 or this letter to me at (858) 550-6136 or Ethan E. Christensen, Esq. at (858) 550-6076.

Sincerely,

Cooley Godward Kronish LLP

/s/ Kenneth J. Rollins, Esq.

Kenneth J. Rollins, Esq.

cc:
Arie Cohen, CardioNet, Inc.
Martin P. Galvan, CardioNet, Inc.
Frederick T. Muto, Esq., Cooley Godward Kronish LLP
Ethan E. Christensen, Esq., Cooley Godward Kronish LLP
577110 v3/SD